Exhibit 99.18

Digihost Announces Intention to Commence Production of Personal Protective Equipment

Vancouver, BC – April 16, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI) is pleased to provide an update in regards to its ongoing operations. Further to its news release of April 7, 2020, Digihost will continue its cryptocurrency mining operations, however, the Company has determined that through the leveraging of its existing operations, Digihost has the ability to immediately engage in the importation and eventual manufacturing of medical masks for distribution within North and South America. The Company feels that it has the capacity and as such it is appropriate to contribute to the efforts to address the ongoing shortage of personal protective equipment (“PPE”) in the global response to contain the evolving COVID-19 pandemic.

The Company has reviewed its operational process and is comfortable that it has the capacity and ability to import, manufacture and distribute PPE while the COVID-19 pandemic continues and thereafter, as governments at all levels implement strategic plans to protect their constituents against potential future viral outbreaks.

Michel Amar, CEO, commented, “Our Company is eager to put the availability of our resources to use in combatting the spread of the COVID-19 virus and are happy to assist the global efforts to stop this virus in any way we can. We believe that as a result of COVID-19, a new reality now exists that will require healthcare providers and governments to have adequate PPE inventories and comprehensive strategic plans to protect people in the future against inevitable viral outbreaks. We are pleased to be a part of that effort.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth oriented blockchain company. As the result of recent equipment purchases the Company has significantly increased its hashrate from 159PH to 208PH, an increase of 31%. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.